UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

147 Ganshui Lane, Yuhuangshannan Fund Town

Shangcheng District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Explanatory Note:

Appointment of New Chief Financial Officer (the “CFO”)

On January 6, 2020, the Registrant’s CFO Ms. Jingping Li submitted her resignation to the board of directors (the “Board”). The Board accepted the resignation and appointed Ms. Lihua Shen as the succeeding CFO. The engagement was effective January 17, 2020. There is no disagreement between Ms. Jingping Li and the Registrant.

Ms. Shen holds over 29 years of accounting experience and has distinguished herself via her thorough knowledge of corporate finance and internal financial controls. Ms. Shen has held a number of senior financial positions with corporations in China, from director of finance to chief accountant. Since 2017 and prior to joining Roan, Ms. Shen served as the director of finance for Lixin (Hangzhou) Asset Management Co., Ltd. From 2002 to 2017, Ms. Shen served as a department manager at Da Hua CPAs (Special General Partnership) Zhejiang Wanbang Branch. From 1998 to 2000, Ms. Shen served as the chief accountant for Wanxiang Qianchao Co., Ltd., before becoming an audit manager at Wanxiang Group. Ms. Shen holds the CICPA designation and is a graduate of Zhejiang University of Finance & Economics.

Exhibits

10.1	English Translation of Employment Agreement for Lihua Shen
99.1	Press Release: Roan Holdings Group Co., Ltd. Appoints New Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 17, 2020	By:	/s/ Zhigang Liu
	Name:	Zhigang Liu
	Title:	Chief Executive Officer

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